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                                                                   Exhibit 99(b)

May 6, 2003


Judge Group Acquisition Corporation
Two Bala Plaza, Suite 405
Bala Cynwyd, PA  19004
Attention:  Martin E. Judge, Jr., President

Dear Marty:

You have requested in your letter dated April 30, 2003 (the "Financing Request") that PNC Bank, National Association ("PNC") provide up to $6,250,000 of financing (the "Loan") to Judge Group Acquisition Corporation, a newly formed Pennsylvania corporation (the "Purchaser" or the "Borrower") currently owned by Martin E. Judge, Jr., Chairman of the Board and Chief Executive Officer of The Judge Group, Inc. ("Judge Group" or the "Company") and Michael A. Dunn, a Director and President of Judge Group, in connection with the Purchaser's proposed offer to purchase at a price currently anticipated to be $0.95 per share (the "Offer") all outstanding shares of Judge Group (the "Shares") not currently owned by Mr. Judge, Mr. Dunn, certain employees, including certain officers and directors of Judge Group, certain of their respective family members and affiliates, and certain other non-employees and non-family members (collectively, the "Continuing Shareholders"). Prior to the consummation of the Offer, the Continuing Shareholders will exchange their shares in Judge Group for shares of the Purchaser, causing the Purchaser to own approximately 62% of Judge Group (the "Exchange").

Pursuant to that certain Revolving Credit and Security Agreement dated October 10, 2000, as amended (the "Credit Agreement"), PNC has extended a credit facility to Judge Group and certain of its subsidiaries (collectively, the "Judge Borrowers") which has been recently amended, in part to permit the Judge Borrowers, subject to satisfaction of certain conditions (the "Stock Repurchase Conditions"), to use the proceeds of loans under the Credit Agreement for the repurchase of shares of stock by Judge Group resulting in Judge Group no longer being a publicly held company (the "Stock Repurchase").

You have indicated in the Financing Request that after discussions among themselves and with a special committee of independent directors of Judge Group regarding the advantages and disadvantages of various structures for acquiring the minority shareholder interest in Judge Group the interested parties have decided to structure the Stock Repurchase as a tender offer by the Purchaser for all of the Shares of Judge Group not already owned by the Continuing Shareholders, to be followed by a short-form merger between the Purchaser and Judge Group (the "Merger"), subject to the following two conditions:

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Judge Group Acquisition Corporation
May 6, 2003
Page 2


     (a) a majority of the Shares, excluding the shares beneficially owned by the Continuing Shareholders and the executive officers of Judge Group, being validly tendered and not withdrawn (the "Majority of the Minority Condition"); and

     (b) a sufficient number of shares being validly tendered and not withdrawn such that the Purchaser will own at least 80% of the outstanding shares of Judge Group (the "Minimum Tender Condition").

Based on the Financing Request and in order to effectuate the Stock Repurchase, PNC has agreed to consent to the Merger and to extend a commitment to provide financing in an amount up to $6,250,000 to the Purchaser for the purposes set forth above as more fully described and subject to satisfaction of the conditions set forth in the attached Memorandum of Terms and Conditions (the "Term Sheet"). The finalization and closing of the foregoing credit facility is subject to execution of final definitive documentation satisfactory to PNC and its counsel containing the terms and conditions summarized in the Term Sheet and such further terms, representations, covenants and conditions as PNC may reasonably require.

PNC may terminate its obligations under this letter if the terms of the proposed Exchange, Offer or Merger are changed in any material respect, if any material information submitted to PNC proves to have been inaccurate or incomplete in any material respect, or if any material adverse change occurs, or any additional information is disclosed to or discovered by PNC, whether prior to Borrower's acceptance of this letter or during the period of such acceptance until the execution of definitive documentation, which PNC deems materially adverse in respect of the condition (financial or otherwise), business, operations, assets, nature of assets, liabilities or prospects of the Borrower or to the proposed transactions.

The Borrower hereby indemnifies and holds harmless PNC and each director, officer, employee and affiliate thereof (each, an "Indemnified Person"), from and against any or all losses, claims, damages, expenses and liabilities incurred by any Indemnified Person that arise out of or relate to any investigation or other proceeding (including any threatened investigation or litigation or other proceeding and whether or not such Indemnified Person is a party thereto) relating to this letter, the Term Sheet or the transactions contemplated hereby, including without limitation the reasonable fees and disbursements of counsel (which fees and disbursements may include, but are not limited to, reasonable fees and disbursements of in-house counsel incurred in connection with any of the foregoing) but excluding any of the foregoing claimed by any Indemnified Person to the extent incurred by reason of the gross negligence or willful misconduct of such Indemnified Person as determined by a final nonappealable judgment of court. PNC shall not be responsible or liable to the Borrower or any other person for consequential damages which may be alleged as a result of this letter, the Term Sheet or any transaction contemplated hereby. The Borrower's obligations under this paragraph shall survive any termination of this letter except that upon the execution of the definitive financing agreements the terms of such agreements shall supersede these provisions.

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Judge Group Acquisition Corporation
May 6, 2003
Page 3


This letter and the Term Sheet are delivered to the Borrower on the condition that they be kept confidential and not to be shown to, or discussed with, any third party (other than on a confidential or need-to-know basis with the Borrower's or Judge Group's directors, officers, employees, counsel and other advisors, or as required by law) without PNC's prior approval.

Each of PNC and you hereby expressly waives any right to trial by jury on any claim, demand, action or cause of action arising out of or under this letter, the Term Sheet, any transaction relating hereto, or any other instrument, document or agreement executed or delivered in connection herewith, whether sounding in contract, tort, or otherwise.

If the offer evidenced by this letter and Term Sheet are acceptable, please indicate your acceptance by signing and returning this letter.

We look forward to working with you on successfully completing this transaction. We will continue documenting the credit facilities after we receive this letter countersigned by you and returned to PNC.

This offer will expire May 15, 2003, unless previously accepted in the manner described above. If this letter is accepted but funds are not disbursed by July 30, 2003, this commitment will expire and PNC will have no liability or further obligation.

Sincerely,


PNC BANK, NATIONAL ASSOCIATION



By: _________________________________
     Janeann Fehrle
     Vice President


Agreed and accepted:

JUDGE GROUP ACQUISITION CORPORATION


By:__________________________________
Name:________________________________
Title________________________________




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
                                         MEMORANDUM OF TERMS AND CONDITIONS
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                   (Capitalized Terms are used herein as defined in attached Commitment Letter)

Borrower:                        Judge Group Acquisition Corporation and its successors.

Lender:                          PNC Bank, National Association.

Purpose:                         To provide for purchase price of Shares purchased in the Offer.

Loan Amount:                     Up to $6,250,000, available in a single advance, subject to limitations set forth below.

Amortization and Maturity:       Consistent with other Advances under (and as such term is defined in) the Credit
                                 Agreement.

Interest Rates:                  Same as interest rates provided in Credit Agreement.

Expenses:                        All expenses including reasonable legal, accounting, search and filing and any other expenses incurred in structuring, documenting, closing, monitoring or the enforcement of agreements shall be for the account of the Borrower, whether or not the Loan closes.

Conditions Precedent:            Including, but not limited to, the following:

                                 1) No material adverse change in the condition, financial or otherwise, operations, properties, assets or prospects of the Purchaser.

                                 2) No material threatened or pending litigation against or regulatory challenge to any of the Exchange, Offer, Merger or Purchaser.

                                 3) Satisfactory documentation and satisfactory legal review of all documentation;
                                    satisfactory legal opinions from the Purchaser's counsel regarding the contemplated transactions and the Loan.

                                 4) Any advance of the Loan to the Purchaser shall be subject to all of the same conditions which exist under the Credit Agreement, including sufficient availability under the borrowing base as if the Loan were an Advance under (and as such term is defined in) the Credit Agreement, and satisfaction of the Stock
                                    Repurchase Conditions before and after giving effect to the Loan.

                                 5) The Exchange shall have been consummated.

                                 6) The Majority of the Minority Condition and the Minimum Tender Condition shall have been satisfied and the Offer completed.
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
                                 7) The Merger shall have occurred promptly following and on the same day as the completion of the Offer.

                                 8) The Purchaser, or its successor, immediately following the Merger, shall join in the Credit Agreement as a "Borrower" thereunder for all purposes (if not already a party thereto), and the Loan and the obligations of the Purchaser, or such successor, with respect thereto shall be and become part of the
                                    Obligations under the Credit Agreement secured by all of the Collateral (as such terms are defined in the Credit Agreement). The Credit Agreement shall also be modified to require that from and at all times after the Merger the chief executive officer and the chief financial officer of the Company, or its successor, shall be acceptable to PNC and the Original Owners (as defined in the Credit Agreement) of the Company shall own or control at least 51% of the
                                    Company, or its successor, and all of the parties to the Credit Agreement shall enter into such additional amendments and related documents and take such additional action as may be required to document the foregoing.

Representations and
Warranties and Covenants:        Borrower will make such representations and warranties and covenants as may be reasonable in PNC's judgment in light of the proposed transactions, the Loan and the general circumstances of the Borrower.

Governing Law:                   Pennsylvania
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